Mail Stop 0408

October 4, 2005

By U.S. Mail and Facsimile (312) 984-3150

Steven Y. Khoshabe
President and Chief Executive Officer
United Financial Mortgage Corp.
815 Commerce Drive
Oak Brook, Illinois 60523

Re: United Financial Mortgage Corp.
 Proxy Statement on Schedule 14A
      Filed September 26, 2005
 File No. 1-14127

Dear Mr. Khoshabe:

       We have limited our review of your filing to those issues we
have addressed in our comments. Where indicated, we think you
should
revise your document in response to these comments. If you
disagree,
we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we
may
or may not raise additional comments.

       The purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to
enhance
the overall disclosure in your filing. We welcome any questions
you
may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of
this letter.

General

1. Please provide us a fuller explanation of WDM Fund, WDM Group,
and
the other parties and related parties, and the history of the
agreement by Airlie Opportunity Master Fund to assign all its
rights
and interests under the merger agreement to WDM Fund.

Letter to Stockholders

2. Prominently disclose in boldface type that the transaction will
be
taxable to shareholders.

3. Disclose your stock price as of the day prior to the merger
announcement.

Schedule 14A

4. Please ensure that the proxy statement is clearly identified as
being in preliminary form.

Proxy Statement Cover Page

5. Please revise the language throughout the cover page in

accordance
with the principles of plain English. For instance, on the cover
page, avoid long, complex paragraphs, legalistic language, and
technical details of the transaction. Please revise the
subsection
entitled "The Parties" on page 6 to reduce the legalese and
describe
the merger in plain language. Revise your document to eliminate
words such as hereto or pursuant to, etc.

6. Disclose here or in the letter to shareholders management`s
percentage ownership of the voting stock and that they have
indicated
they will vote in favor of the transaction.

7. Disclose prominently here or in the letter to shareholders that
dissenters` rights are available to shareholders who perfect
dissenters` rights.

Summary, page 5

8. Please move the summary so as to precede the Q&A. We note
Instruction 2 to Item 1001 of Regulation M-A.

9. Substantially revise the summary term sheet to limit it to a
brief
description in bullet point format of the most material terms of
the
transaction. Refer to Item 1001 of Regulation M-A.

10. Rather than begin the summary with such matters as
descriptions
of the companies involved or the details of the merger
transaction,
please revise the Summary to present the information from the
perspective of stockholders. We would assume that shareholders
would
first like to know what they are to receive in the transaction,
and
then they would want to know about the fairness opinion of the
financial advisor, and then the tax consequences.

11. On page 7, under "United Financial`s Financial Advisor
Believes
the Merger Consideration..." please make it clear to the reader
dollar amount of the payment that Ryan Beck will receive if the
merger is consummated and the dollar amount of the payment that
Ryan
Beck will receive if it is not consummated.

12. Briefly summarize the reasons for engaging in the merger.

Interests of United Financial`s Directors and Executive
Officers...,
page 7

13. Please revise to briefly quantify the interests described.

Questions and Answers

14. Please revise the Q&A section so that it does not duplicate
disclosure from the cover page and Summary. For example, the
questions and answers might deal primarily with procedural
questions
and not with substantive issues regarding the transaction.

Background of the Merger, page 16

15. Revise to describe in reasonable detail every material
contact,
negotiation or discussion between the parties, including
affiliates,
financial advisors, counselors, each company`s Board and special
committees. The disclosure should include the nature, substance
and

atmosphere, if material, of the discussions. Identify in each
instance who initiated the contact, discussion or negotiation -
including the names of individuals, if appropriate. In this
regard,
note that merely an identification of issues addressed, or a vague
reference to certain matters, is not a substitute for a
description
of the material issues addressed and the positions taken by the
involved parties. We may have further comment based on the
revised
disclosure.

Recommendation of United Financial's Board..., page 18

16. Please revise to disclose the "reasons for the merger." In
other
words, this section should explain the reasons why the board
supports
the merger, not merely list "a number of factors considered" by
the
board. It should also include a discussion of all potentially
negative factors considered by the board.

Opinion of United Financial's Financial Advisor, page 20

17. Please delete the qualification in the third paragraph.
Include
in the proxy statement enough information so that the
qualification
is unnecessary.

Consulting Agreement with Joseph Khoshabe, page 27

18. Augment this section to disclose what Mr. Khoshabe will be
consulting about and the number of hours per week that the
agreement
calls for him to spend consulting for the company.

19. In the last bullet point either note the ages of Mr. and Mrs.
Khoshabe or the estimated value of this benefit.

Redemption of Preferred Stock, page 27

20. Please disclose the par value of the Series A Preferred Stock
and
disclose how the consideration of $315,000 was arrived at.

Proposal 2, Other Matters, page 41

21. Revise to state that you will not use discretionary authority
granted by proxies voted against the reorganization to adjourn the
meeting to solicit additional votes.

*   *   *

Closing Comments

     As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing
your
amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to

be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

 In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;
* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and
* the company may not assert staff comments as defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

 In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

       Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3418 with any other questions.

       Sincerely,

       William Friar
       Senior Financial Analyst